02041657

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUN 2 0 2002
1086

P.E.
5-31-02

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002
British Energy PLC
(Exact name of Registrant as specified in its Charter)
3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, Scotland
(Address of principal executive offices)

PROCESSED
JUN 27 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...........X.................   Form 40-F..........X.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...   No....................X..................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Ref no:/1-14990/ 05/2002/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

By: ______________________

Date: 10 June 2002

Name: Robert Armour

Title: Company Secretary

British Energy

10 June 2002

STOCK EXCHANGE ANNOUNCEMENT

BRITISH ENERGY plc – BOARD CHANGE

British Energy announces that Sir Robin Biggam, Deputy Chairman, has resigned from the Board. Sir Robin has been on the Board since April 1996 and became Deputy Chairman in July 2001 when Robin Jeffrey, formerly Deputy Chairman, succeeded Sir John Robb as Chairman.

Robin Jeffrey said "The Board is grateful for the valuable contribution which Sir Robin has made over the last 6 years since privatisation".

Clare Spottiswoode, CBE, will become Independent Deputy Chairman with immediate effect.

Robin Jeffrey commented "I am delighted that Clare Spottiswoode who joined the Board last year has agreed to become Independent Deputy Chairman. Clare has a truly in-depth knowledge of the energy industry and of regulation. This is a key time for the company; her experience and positive approach will be of great value."

Clare Spottiswoode joined the British Energy Board in December 2001. Previously she held a variety of senior regulatory positions with the public and private sectors including the Director Generalship of Ofgas from 1993 to 1998.

Peter Stevenson, who has been an Independent Director of British Energy since 1995 and was due to retire at this year's Annual General Meeting, has agreed to remain on the Board for a further year and become Chairman of the Audit Committee.

Contact:

David Wallace:	013552 62846	(Media Enquiries)
Paul Heward:	013552 62201	(Investor Relations)
Ken Cronin:	013552 62202	(Investor Relations)

Find this News Release on our web-site: www.british-energy.com

British Energy

10 June 2002

BRITISH ENERGY plc - BRUCE UPDATE AND OUTPUT STATEMENT

Bruce Power - Provincial auditor releases 'value-for money' report

In its report reviewing the auction process for the Bruce nuclear site which was published last week, the provincial auditor of Ontario confirmed that Bruce Power tendered the most attractive bid and signed its long term lease with OPG after a fair and open process.

"We concluded that the auction.... was appropriate and consistent with standard business practices, " Erik Peters says in his special audit on the Bruce transaction. "The bidding process was competitive, and the highest bidder won the auction."

In a news release, Finance Minister Janet Ecker praised the auditor for confirming that due process was followed in the Bruce transaction.

"The Bruce lease is a good deal for taxpayers, for electricity consumers and for the environment," said Ecker, who pointed out that Bruce Power not only preserved jobs at the Bruce site, it committed to invest nearly C$1.2 billion to upgrade and improve its assets over the next few years.

Output Statement

A summary of net output from all of British Energy's power stations in May is given in the table below, together with comparative data for the previous financial year:

	2001/02				**2002/03**			
	May		Year to Date		**May**		**Year to Date**	
	Output (TWh)	Load Factor %	Output (TWh)	Load/Capacity Factor %	**Output (TWh)**	**Load Factor %**	**Output (TWh)**	**Load/ Capacity Factor %**
UK Nuclear	5.1	72	10.6	76	**4.7**	**67**	**10.5**	**75**
UK Other	0.6	40	1.2	45	**0.3**	**23**	**0.6**	**22**
Bruce Power (82.42% owned)	1.4	87	1.4	87	**1.7**	**73**	**3.4**	**74**
AmerGen (50% owned)	1.3	75	3.0	86	**1.5**	**86**	**2.6**	**74**

PLANNED OUTAGES

UK Nuclear

- A statutory outage was completed at Sizewell B in a record time of 30days and one was started at Heysham 1.
- Low load refuelling was carried out on one reactor at Hunterston B

Bruce Power

- Unit 6 was on a planned outage throughout the month

AmerGen

- A planned outage was completed at Clinton

UNPLANNED OUTAGES

UK Nuclear

- One unit at Dungeness B completed repairs to the main boiler feed pump
- One unit at Hinkley started an outage for generator repairs
- One unit at Torness started an outage to replace a gas circulator

NOTES:

- The figures for Bruce Power and AmerGen represent 100% of output
- The 2001/02 figures for Bruce Power represent output from financial close on 12 May 2001

Contact:

David Wallace:	013552 62846	(Media Enquiries)
Paul Heward:	013552 62201	(Investor Relations)
Ken Cronin:	013552 62202	(Investor Relations)

Find this News Release on our web-site: www.british-energy.com